DRAFT
11-24-09

HIT Staff Participate in 2009 Trowel Trades and Employee Benefits Conferences

Representatives of the AFL-CIO Housing Investment Trust (HIT) had the opportunity to discuss the advantages of investing with the HIT at two major pension fund conferences in November in the Orlando, Florida, area.

2009 Trowel Trades Trust Fund Educational Conference

Sponsored by the International Union of Bricklayers and Allied Craftworkers (BAC) and the International Council of Employers (ICE) of Bricklayers and Allied Craftworkers, the goal of this year’s Trowel Trades Trust Fund Educational Conference was to offer information to help BAC pension funds continue to provide participants with a secure source of income in retirement and health and welfare coverage in today’s challenging economic environment. Attendees included trustees and administrators of BAC pension and health and welfare funds from the United States and Canada.

HIT Executive Vice President and Chief Portfolio Manager Chang Suh was a featured speaker at the conference.  He discussed the HIT’s portfolio of high credit quality investments and its competitive performance and prudent management philosophy, emphasizing that the HIT is “well positioned for continued success.” He also spoke about the jobs and housing these investments produce for working families. HIT Labor Relations Director Rod DuChemin and Marketing Director Lesyllee White were also on hand for the event.

55th Annual Employee Benefits Conference

White was joined by HIT Midwest Marketing Director Paul Sommers at the 55th Annual Employee Benefits Conference sponsored by the International Foundation of Employee Benefit Plans. Attended by trustees and administrators of multiemployer and public sector plans from around the country, the event offered a wide variety of conferences and workshops on health and welfare and pension issues.

“Sponsors of employee benefit plans are faced with enormous challenges, given today’s economic climate,” said White. “I think it’s important to get out the message that the HIT continues to be a stable, well-performing fund whose high credit quality fixed-income investments are valuable assets for pension plan portfolios.”